UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Avis Budget Group, Inc.
Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Trustee of the
Avis Budget Group, Inc. Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2009.

/s/ CohnReznick LLP

Parsippany, New Jersey
June 25, 2021

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant directed investments:
Investments, at fair value	$664,027,763	$663,702,096

Receivables:
Notes receivable from participants	10,125,499	12,503,305
Participant contributions	468,072	9,879
Employer contributions	318,973	5,460
Interest and dividends	9,475	8,644
Total receivables	10,922,019	12,527,288

NET ASSETS AVAILABLE FOR BENEFITS	$674,949,782	$676,229,384
The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS TO NET ASSETS:
Net investment income:
Net appreciation in fair value of investments	$73,327,342
Dividends	14,135,463
Interest	134,236
Net investment income	87,597,041

Interest income on notes receivable from participants	516,514

Contributions:
Participants	17,131,174
Employer	9,091,612
Rollovers	800,628
Total contributions	27,023,414

Net transfers of participant account balances from affiliated plans	510,586

Total additions	115,647,555

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	116,847,413
Administrative expenses	79,744
Total deductions	116,927,157

DECREASE IN NET ASSETS	(1,279,602)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	676,229,384

END OF YEAR	$674,949,782
The accompanying notes are an integral part of these financial statements.

AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of the Avis Budget Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Avis Budget Group, Inc. (the “Company”), for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each regular employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age 18. Each part-time employee of the Company (as defined in the Plan document) is eligible to participate in the Plan following certain requirements: (i) the attainment of age 18 and (ii) either 1,000 or more hours of service during the initial 12 consecutive month period of start date ("Year of Eligible Service"), or if the Year of Eligible Service was not met during the initial 12 consecutive month period, a part-time employee of the Company will be admitted into the Plan on the last day of the first plan year once the hours of service requirement have been reached. All eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 1% of eligible compensation, as soon as administratively feasible after hire.

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% but not less than 1% of pre-tax annual compensation, up to the statutory maximum of $19,500 for 2020. Certain eligible participants (age 50 and over) are permitted to contribute an additional $6,500 as a catch-up contribution, resulting in a maximum pre-tax contribution of $26,000 for 2020. Participants may change their contribution investment direction on a daily basis.

Employer Contributions – Following the completion of one year of employment, the Company makes contributions to the Plan equal to 100% of each eligible participant’s pre-tax salary deferrals up to 6% of such participant’s eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds. The fund reallocation: (i) must be in 1% increments (if less, the entire amount invested under such option must be reallocated); (ii) must include both employee and employer contributions; and (iii) is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their contributions, the Company’s matching contributions and any amounts rolled over to the Plan plus actual earnings thereon.

Notes Receivable from Participants – Participants actively employed by the Company may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000, minus their highest outstanding loan balance during the past year or 50% of their vested balance, provided the vested balance is at least $1,000. The initial principal amount of the loan may not be less than $500. The notes are secured by the participant’s vested account balance and bear interest at a rate commensurate to that charged by major financial institutions as determined by the Plan Administrator. Note repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59½ or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions and related earnings thereon) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are used to reduce employer contributions. As of December 31, 2020 and 2019, forfeited account balances amounted to $8,565 and $3,555, respectively.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participant account balances from affiliated plans of the Company totaled $510,586 for the year ended December 31, 2020.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including money market funds, certificates of deposit, mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, and mutual funds with quoted market prices, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying statement of changes in net assets available for benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2020, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received distributions from the Plan, totaled $1,108,006 and $57,040 at December 31, 2020 and 2019, respectively.

COVID-19 Pandemic – In March 2020, the World Health Organization declared the COVID-19 outbreak as a pandemic which led to a significant negative impact on the global economy and triggered volatility in financial markets for the first half of 2020. As the global markets recovered in the second half of 2020, the uncertainty of another wave of the pandemic impacting the markets could cause negative volatility to the Plan investments in subsequent periods. As a result of the pandemic, the Company decided to freeze employer contributions for highly compensated employees from May 1, 2020 to November 20, 2020.

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate in March 2020. Section 2202 of the CARES Act provides for expanded distribution options and favorable tax treatments for up to $100,000 of COVID-19 related distributions. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year.

3.    FEDERAL INCOME TAX STATUS
The IRS determined and informed the Company by letter dated April 4, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.

4.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Loans to participants qualify as party-in-interest transactions.

At December 31, 2020 and 2019, the Plan held 389,352 and 411,232 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $6,988,373 and $7,677,408, respectively. During 2020, the Plan did not receive dividend income from Avis Budget Group, Inc., which is the sponsoring employer of the Plan.

5.    PLAN TERMINATION
Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

6.    RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2020	2019
Net assets available for benefits per the financial statements		$674,949,782	$676,229,384
Less:	Amounts allocated to withdrawing participants	(1,108,006)	(57,040)
Net assets available for benefits per Form 5500		$673,841,776	$676,172,344

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2020 to Form 5500:

Benefits paid to participants per the financial statements		$116,847,413
Less:	Amounts allocated to withdrawing participants at December 31, 2019	(57,040)
	Certain deemed distributions of notes receivable from participants (Reflected in Line G-Certain deemed distributions of participant loans on Form 5500)	(2,207,994)
Add:	Amounts allocated to withdrawing participants at December 31, 2020	1,108,006
Benefits paid to participants per Form 5500		$115,690,385

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2020, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2020 to the net income per Form 5500:

Decrease in net assets available for benefits per the financial statements		$(1,279,602)
Less:	Amounts allocated to withdrawing participants at December 31, 2020	(1,108,006)
	Net transfer of assets to the Plan (Reflected in line L-Transfer of assets on Form 5500)	(510,586)
Add:	Amounts allocated to withdrawing participants at December 31, 2019	57,040
Net loss per Form 5500		$(2,841,154)

7.    FAIR VALUE MEASUREMENTS
The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2 – Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

•Cash and cash equivalents – Money market funds are valued at the closing price reported from an actively traded exchange and are classified as Level 1. Certificates of deposit are valued at amortized cost, which approximates fair value and are classified as Level 2.

•Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group, Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•Common/collective trusts – Valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The NAV is used as a practical expedient to estimate fair value and would not be used if it is determined to be probable that the Plan would sell these investments for an amount different from the reported NAV. These investments are not included in the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

Asset Class	Level 1	Level 2	Total
Cash and cash equivalents	$1,054,324	$—	$1,054,324
Common stock	14,522,836	—	14,522,836
Mutual funds	349,633,725	—	349,633,725
Total assets in the fair value hierarchy	$365,210,885	$—	365,210,885
Investments measured using NAV per share practical expedient (a)			298,816,878
Investments, at fair value			$664,027,763
__________
(a)    In accordance with Subtopic 820-10, certain investments that were measured at NAV per share practical expedient of the fund (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019:

Asset Class	Level 1	Level 2	Total
Cash and cash equivalents	$57,068	$9,464,625	$9,521,693
Common stock	13,258,114	—	13,258,114
Mutual funds	340,948,927	—	340,948,927
Total assets in the fair value hierarchy	$354,264,109	$9,464,625	363,728,734
Investments measured using NAV per share practical expedient (a)			299,973,362
Investments, at fair value			$663,702,096
__________
(a)    In accordance with Subtopic 820-10, certain investments that were measured at NAV per share practical expedient of the fund (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2020 and 2019. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

Fund	2020 Fair Value	2019 Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective trusts	$298,816,878	$299,973,362	N/A	Daily	None

8.    SUBSEQUENT EVENTS

During January 2021, a resolution was adopted which merged the Payless Car Rental, Inc. Retirement Savings Plan, an affiliated plan of the Company, its participants and related assets into the Plan.

Subsequent events have been evaluated through the date the financial statements were issued.

******

Plan Number: 002
EIN: 06-0918165
AVIS BUDGET GROUP, INC. EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value

* Avis Budget Group, Inc.	Common stock	389,352		$14,522,836
Wells Fargo Stable Value Fund	Common/collective trust	6,934,649		112,147,141
State Street S&P 500 Index Non Lending Series Fund	Common/collective trust	2,785,058		94,705,882
Northern Trust Collective EX Equity Market Index Fund DC Non Lending	Common/collective trust	150,215		45,959,758
Northern Trust Collective ACWI EX US IMI Fund	Common/collective trust	103,980		17,761,838
BlackRock US Debt Index Fund W	Common/collective trust	410,174		10,396,224
Invesco Oppenheimer OFITC International Growth Fund II	Common/collective trust	293,936		9,611,713
EM Collective Investment Fund	Common/collective trust	448,248		8,234,322
PGIM Jennison Growth Fund	Registered investment fund	1,689,510		110,443,259
Federated Hermes Total Return Bond Fund	Registered investment fund	4,763,359		55,064,425
Harbor Small Capital Value Fund	Registered investment fund	849,623		33,441,160
MFS Value Fund	Registered investment fund	531,569		23,824,931
Transamerica International Equity Fund	Registered investment fund	1,172,619		22,912,983
Vanguard Explorer Fund	Registered investment fund	172,295		20,627,188
DWS Real Estate Securities Fund	Registered investment fund	561,657		11,609,459
Vanguard Inflation Protected Securities Fund	Registered investment fund	998,037		11,517,350
Vanguard Institutional Target Retirement 2025 Fund	Registered investment fund	525,631		11,322,087
Vanguard Institutional Target Retirement 2030 Fund	Registered investment fund	226,476		9,183,604
Vanguard Institutional Target Retirement 2020 Fund	Registered investment fund	228,402		7,831,891
Vanguard Institutional Target Retirement 2035 Fund	Registered investment fund	259,564		6,546,197
Lord Abbett Bond Debenture Fund	Registered investment fund	763,840		6,393,343
Vanguard Institutional Target Retirement 2040 Fund	Registered investment fund	135,560		6,001,234
Vanguard Institutional Target Retirement 2045 Fund	Registered investment fund	160,691		4,529,880
Vanguard Institutional Target Retirement 2050 Fund	Registered investment fund	71,154		3,233,951
Vanguard Institutional Target Retirement 2015 Fund	Registered investment fund	151,196		2,378,311
Vanguard Institutional Target Retirement 2055 Fund	Registered investment fund	32,713		1,614,042
Vanguard Institutional Target Retirement Income Fund	Registered investment fund	75,033		1,120,248
Vanguard Institutional Target Retirement 2060 Fund	Registered investment fund	565		24,618
Vanguard Institutional Target Retirement 2065 Fund	Registered investment fund	493		13,564
*Various participants**	Participant loans			10,125,499
Money market funds	Cash and cash equivalents			1,054,324
Total				$674,153,262
__________

*	Represents a permitted party-in-interest.
**	Maturity dates range from January 2021 to July 2036. Interest rates range from 4.25% to 10.00%.
***	Cost information is not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Budget Group, Inc. Employee Savings Plan

By:     /s/ Edward P. Linnen
Edward P. Linnen
Executive Vice President and Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 25, 2021